1290 Avenue of the Americas

New York, NY 10104

Jordan K. Thomsen

Vice President & Counsel

212-314-5431(Tel.)

212-314-3953(Fax)

March 9, 2012

VIA EMAIL

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

RE:	AXA Equitable Life Insurance Company

Separate Account 49 of AXA Equitable Life Insurance Company

Accumulator® Series 11.0

Post-effective Amendment No. 58 filed on Form N-4

File Nos. 811-07659 and 333-64749

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the Accumulator® Series 11.0 prospectus, as provided during our telephone conversation on March 6, 2012. We first set forth each specific staff comment and then provide our response.

Comment 1. The series and class identifier should be the same as the marketing name used in the prospectus.

Response 1.

The class identifier and the prospectus will both reflect that the name of this product is Accumulator® Series 11.0. The prospectus will prominently disclose the name of the product on the masthead.

Comment 2. Explain the distinction between the Deferral Roll-up rate and Annual Roll-up rate now that both rates roll up by the same percentage.

Response 2.

AXA Equitable utilizes separate terminology to describe the Deferral Roll-up rate and Annual Roll-up rate to clearly define how each amount will affect the GMIB benefit base in accordance with (1) the period during which the first withdrawal from the contract has not yet been taken and (2) all contract years once the initial withdrawal is taken.

The Deferral Roll-up rate applies during the period in which the client has not yet taken a withdrawal. While the client is waiting to take withdrawals, the full Deferral Roll-up amount is credited each year to the GMIB benefit base to increase future guaranteed retirement income.

When the client is ready to take withdrawals, the GMIB moves into a distribution phase where, depending on the client’s withdrawal activity, the guaranteed retirement income may or may not increase. At this point, the Annual Roll-up rate applies as it is used to determine the amount that is available for dollar-for-dollar withdrawals each year as well as the amount that could be credited to the GMIB benefit base. Clients can either take the full annual withdrawal amount or take less, depending on their income needs.

If the full annual withdrawal amount is taken each year, the GMIB benefit base remains flat and, absent any resets, future income will not increase if the client decides to exercise the benefit. If the client takes a lower withdrawal amount, the difference between the actual withdrawal and the annual withdrawal amount permitted under the contract is credited to the benefit base each year until age 85 to increase future income. Many clients use this as a method of protecting retirement income from inflation.

Additionally, the two terms align with our sales positioning and allows us to maintain flexibility for future product updates that will relate to new business. Given today’s volatile markets, it is essential for us to plan for the future while still maintaining continuity of our sales story to ensure that our clients are well informed of how the GMIB benefit can be used to help secure their retirement income

Comment 3. The fee table must present the older charge structure for the guaranteed benefits in the same font size as the current charges. It is not sufficient to place this information in a contract variation appendix.

Response 3.

The old charge structure for the guaranteed benefits will be presented in the fee table after the current charges under a separate heading that describes the period during which these charges applied. The older charges will be in the same font size as the current charges.

Comment 4. Add a footnote to year 4 in each example in Appendix II that explains how the beginning of contract year GMIB benefit base was calculated.

Response 4.

An additional footnote will be added to each example to explain that the beginning of contract year GMIB benefit base is calculated by multiplying the prior year’s beginning of contract year GMIB benefit base by 5% and then subtracting the prior year’s withdrawal amount.

Comment 5. Provide cross-references in Appendix X to the specific page numbers in the main body of the prospectus where the relevant disclosure appears.

Response 5.

Appendix X currently provides precise chapter and section headings directing the reader to the location of the impacted disclosure. The Company has explored the possibility of adding page numbers, but has determined that the current method is accurate. Page references create the potential for error as edits are made to prospectuses in the normal course of the annual update process. Minor shifts in formatting can potentially throw off the page references, rendering them useless. The software we use to typeset our prospectuses cannot automatically track the location of the cross referenced text to the page number. We prefer to avoid introducing additional variables into the prospectus.

Comment 6. Provide Tandy representation.

Response 6.

The Registrant will file with the Commission a letter including Tandy representations requested by the staff with the further Amendment.

Please contact either Chris Palmer, Esq., of Goodwin Procter at (202) 346-4253 or me if you have any questions on our responses to the staff’s comments. We appreciate your assistance with this filing.

Yours truly,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

Cc: Christopher E. Palmer, Esq.